Exhibit 99.1

Sierra Metals Announces Extension to the Suspension of Its Yauricocha Mining Operations Until April 26, 2020 Following an Extension to the State of Emergency in Peru to Contain the Advancement of the COVID-19 Virus

TORONTO--(BUSINESS WIRE)--April 9, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or the "Company") announces that the Peruvian government has extended the state of emergency by an additional 14 days to contain the advancement of COVID-19 virus. Non-essential businesses are required to close, and travel remains restricted within the country. As a result of this extension of the declaration, the Company will continue to only maintain an essential services crew at the mine site until April 26, 2020, at which time the Company hopes to resume normal production levels at the Mine.

Igor Gonzales, President and CEO of Sierra Metals, commented, "Our team continues to be focused on the health and safety of our workforce, and as such, we will continue only to maintain a smaller workforce to oversee the critical aspects of operations. The primary goal of this essential crew is to facilitate a quick and efficient ramp-up back to normal levels once the state of emergency is lifted. Processes relating to any permitting applications continue to be deferred during the state of emergency."

The Company continues to be prepared to recommence and ramp up production very quickly. It has the operating flexibility to run the ore processing mill above the 3,150 tonnes per day capacity, which should help Yauricocha recover lost ore tonnages from the work stoppage.

Due to the rapidly changing developments of the COVID-19 Pandemic and the effect they could have on the Company's operations and financial condition, the Company continues to implement proactive and reactive mitigation measures to minimize potential impacts on our workforce, communities, operations and supply chain. These measures also include preserving capital and deferring capital expenditures where appropriate, to improve liquidity. Guidance remains suspended, as we evaluate our mines. The Company expects to provide a more comprehensive update with more data points on metal prices and operating developments as part of the Q1 2020 reporting process.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777